UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KSW, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

48268R106

(CUSIP Number)

Richard O’Toole

Executive Vice President

Kool Acquisition LLC

c/o The Related Companies, L.P.

60 Columbus Circle

New York, NY 10023

Telephone: (212) 801-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. The Related Companies, L.P. (I.R.S. Identification No. 13-3676645)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,830,525 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,830,525 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,830,525 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. The Related Realty Group, Inc. (I.R.S. Identification No. 13-3627393)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,830,525 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,830,525 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,830,525 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Kool Acquisition LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,830,525 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,830,525 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,830,525 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Kool Acquisition Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,830,525 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,830,525 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,830,525 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48268R106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Stephen M. Ross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,830,525 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,830,525 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,830,525 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed jointly on September 12, 2012 (the “Schedule 13D”) by The Related Companies, L.P., a New York limited partnership (“Parent Guarantor”), The Related Realty Group, Inc., a Delaware corporation, wholly-owned by Stephen M. Ross and the general partner of Parent Guarantor (the “General Partner”), Kool Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent Guarantor (“Parent”), Kool Acquisition Corporation, a Delaware limited liability company and a wholly-owned subsidiary of Parent Guarantor (“Purchaser”) and Stephen M. Ross (Parent Guarantor, the General Partner, Parent, Purchaser and Stephen M. Ross, collectively, the “Reporting Persons”), pursuant to a joint filing agreement filed with the original Schedule 13D, relating to the tender offer (as it may be amended from time to time, the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”, and collectively, the “Shares” or the “KSW Common Stock”), of KSW, Inc., a Delaware corporation (“KSW”), at a price per Share of $5.00 net to the seller in cash, without interest and less applicable withholding taxes (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with the Merger Agreement (as defined below), the “Offer Price”), and the subsequent merger (the “Merger”) of Purchaser with and into KSW upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of September 7, 2012 (the “Merger Agreement”), by and among Purchaser, Parent, KSW, and solely with respect to Section 9.12 of the Merger Agreement, Parent Guarantor.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Schedule 13D is hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4, Item 5(a), (b) and (c) and Item 6 of the Schedule 13D are hereby amended and supplemented by adding the following at the end of each section thereof:

“The Offer expired at 12:00 midnight, New York City time, on Wednesday October 10, 2012. According to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, as of the expiration of the Offer, approximately 3,962,679 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 62.05% of the Shares outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement). In addition, approximately 14,938 Shares were delivered through notices of guaranteed delivery. If all guaranteed delivery Shares are received, approximately 62.28% of the outstanding Shares on a fully diluted basis will have been tendered. All Shares that were validly tendered and not properly withdrawn in the Offer have been accepted for purchase and payment at the Offer Price by the Purchaser, and all holders of these Shares will be paid promptly in accordance with the terms of the Offer. On October 11, 2012, Parent Guarantor and KSW issued a joint press release announcing that Purchaser accepted for payment all Shares that were validly tendered and not properly withdrawn prior to expiration of the Offer in accordance with the terms of the Offer. A copy of the joint press release is attached hereto as Exhibit 7.04 and incorporated by reference herein.

On October 11, 2012, Purchaser also exercised its top-up option under the Merger Agreement to purchase from KSW 17,852,908 newly-issued shares of KSW Common Stock (the “Top-Up Shares”) at a price per Share equal to the Offer Price, that when added to the number of Shares owned directly or indirectly by Parent and Purchaser (other than any Shares subject to notices of guaranteed delivery) at the time of such exercise, equals at least one (1) Share more than 90% of the number of shares of KSW Common Stock then outstanding (after giving effect to the issuance of the Top-Up Shares pursuant to the exercise of the top-up option). As a result of the Offer (including Shares subject to notices of guaranteed delivery) and the issuance of the Top-Up Shares, Purchaser owned approximately 21,830,525 Shares.

Purchaser completed its acquisition of KSW through the merger of Purchaser with and into KSW, with KSW continuing as the surviving corporation in the Merger and becoming an indirect wholly-owned subsidiary of Parent Guarantor, in accordance with the short-form merger provisions of the Delaware General Corporation Law (the “DGCL”). The Merger became effective (the “Effective Time”) on October 11, 2012 at 3:40 pm, upon the filing by Purchaser of a certificate of merger with the Secretary of State of the State of Delaware. Pursuant to the terms of the Merger Agreement, at the Effective Time each Share (other than Shares directly owned by Parent or any of its subsidiaries (including Purchaser) or held by KSW or any of its subsidiaries as treasury shares immediately prior to the Effective Time, which were canceled without the payment of any consideration, and Shares outstanding immediately prior to the Effective Time held by a stockholder who is entitled to demand, and who properly demands, appraisal for such Shares in compliance with Section 262 of the DGCL) were canceled and converted into the right to receive the Merger Consideration. On October 11, 2012, KSW notified the NASDAQ Stock Market (“NASDAQ”) of the completion of the Merger and requested that trading of the KSW Common Stock on NASDAQ be suspended.

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to KSW’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2012 and is incorporated herein by reference.

In connection with the consummation of the Merger, on October 11, 2012, each of the following members of KSW’s Board of Directors (the “Board”) resigned from the Board: Stanley Kreitman, John Cavanagh, Edward T. LaGrassa, Floyd Warkol and Warren O. Kogan.

Pursuant to the terms of the Merger Agreement, on October 11, 2012, the sole directors of Purchaser immediately prior to the Effective Time, which were Jeff T. Blau, Bruce A. Beal, Jr. and Richard O’Toole, became the sole directors of KSW following the Merger. Information about Mr. Blau, Mr. Beal and Mr. O’Toole is contained in Annex II to the Schedule 14D-9 filed by KSX on September 12, 2012.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Description

7.04.	Joint Press Release dated October 11, 2012, issued by Parent Guarantor and KSW (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Purchaser, Parent and Parent Guarantor with the SEC on October 11, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012

Signature:

THE RELATED COMPANIES, L.P.

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

THE RELATED REALTY GROUP, INC.

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

KOOL ACQUISITION LLC

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

KOOL ACQUISITION CORPORATION

By:	/s/ Richard O’Toole
Name:	Richard O’Toole
Title:	Executive Vice President

STEPHEN M. ROSS

By:	/s/ Stephen M. Ross
Stephen M. Ross, individually